Exhibit 1

GROWN ROGUE INTERNATIONAL INC.

NOTICE OF CHANGE OF AUDITOR

TO:	MNP LLP (“MNP”)

AND TO:	DALE MATHESON CARR-HILTON LABONTE LLP (“DMCL”)

AND TO:	BRITISH COLUMBIA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

1.	MNP (the “Former Auditor”) tendered its resignation as Grown Rogue International Inc.’s (the “Corporation”) auditor, on its own accord. Pursuant to the Business Corporations Act (Ontario), the directors of the Corporation appointed DMCL (the “Successor Auditor”) as the Corporation’s auditor in the place and stead of MNP until the close of the next annual meeting (general or special) of the Corporation.

2.	In accordance with NI 51-102 Continuous Disclosure Obligations (“NI 51-102”), section 4.11, the Audit Committee and the Board of Directors of the Corporation have considered and approved:

(a)	The resignation of the Former Auditor, effective October 31, 2019.

(b)	The appointment of the Successor Auditor, effective November 4, 2019.

3.	There were no modified opinions expressed in the Former Auditor’s reports on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed fiscal years and ending on December 31, 2018.

4.	There are no reportable events (as defined in section 4.11 of NI 51-102).

DATED this 4th day of November, 2019

GROWN ROGUE INTERNATIONAL INC.

“J. Obie Strickler”

J. Obie Strickler
Chief Executive Officer

November 4, 2019

British Columbia Securities Commission	Ontario Securities Commission
P.O. Box 10142, Pacific Centre	20 Queen Street West, 22nd Floor
9th Floor – 701 West Georgia Street	Toronto, ON M5H 3S8
Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re:	Grown Rogue International Inc. (the “Company”)
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed appointment as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated November 4, 2019 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver o Tri-Cities o Surrey o Victoria

November 5, 2019

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs:

Re:	Grown Rogue International Inc. (formerly Novicius Corp.)
Notice of Change of Auditor Pursuant to NI 51-102 (Part 4.11)

In accordance with Section 4.11 of National Instrument 51-102, we have reviewed the Company’s Notice of Change of Auditor (“the Notice”), dated November 4, 2019. Based on our information as of this date, we agree with the Statements contained in the Notice.

Yours truly,

Chartered Professional Accountants,

Licensed Public Accountants